UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Explanatory Note

This periodic report on Form 6-K/A includes an amendment to our Press Release (unaudited) related to the Pro Forma IFRS presentation for the first nine months of 2009, dated October 28, 2009 (the "Presentation"), which we furnished on Form 6-K on the same date, and accordingly amends that report on Form 6-K.

Our reported financial condition and results of operations at and for the six months period ended June 30, 2009 and the nine months ended September 30, 2009 are unchanged. This 6-K/A aims at amending a misallocation between our first and second quarter results. These allocations have been corrected in the following amended Presentation and certain other non-material corrections have been made to our balance sheet at March 30, 2009.

Banco Santander (Brasil) S.A. S.A. Resultados 9M09 Results9M09 Pro-forma IFRS Pro forma IFRS October 28, 2009

TABLE OF CONTENS

CONTENTS
Key Consolidated Data	3
Highlights of the Period	4
Ratings	6
Macroeconomic Environment	7
Recent Events	8
Santander’s Results in Brazil	9
Executive Summary	9
Income Statement	10
Balance Sheet	15
Risk Management	19
Sustainable Development	21
Reconciliation of Net Profit IFRS vs. BR GAAP	22
Annexes	23

KEY CONSOLIDATED DATA

 PRELIMINARY NOTE

 The following information is based on the consolidated results of Banco Santander (Brasil) S.A., drawn up in   accordance with the International Financial Reporting Standards (IFRS).

As a result of the acquisition of Banco Real, in August 2008, the operating results of Banco Santander (Brasil) S.A. for the nine-month period ended September 30, 2008 and 2009, “9M08” and “9M09” respectively, are not directly comparable. Therefore, in order to enable a more accurate analysis of the Bank’s businesses, the numbers in this performance report include the pro-forma information of the first nine-months of 2008, as if Banco Real had been consolidated in January 2008.

	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09

Income (R$ million)

Net interest income	16,317	13,847	17.8%	5,656	5,489	3.0%

Net fees	4,572	4,552	0.4%	1,556	1,573	-1.1%

Allowance for loan losses	(8,245)	(5,043)	63.5%	(3,101)	(2,682)	15.6%

Administrative and personnel expenses	(8,054)	(8,359)	-3.6%	(2,674)	(2,649)	0.9%

Net profit	3,917	3,007	30.3%	1,472	1,613	-8.7%

BALANCE SHEET (R$ million)

Total assets	306,237	283,978	7.8%	306,237	288,878	6.0%

Securities	76,558	46,851	63.4%	76,558	46,871	63.3%

Loan portfolio¹	132,949	128,186	3.7%	132,949	134,173	-0.9%

Total deposits	173,866	178,551	-2.6%	173,866	177,949	-2.3%

Total equity	55,667	50,319	10.6%	55,667	51,805	7.5%

Total equity excluding goodwill[2]	27,355	22,831	19.8%	27,355	24,542	11.5%

PERFORMANCE INDICATORS (%)

Return on shareholders' equity - annualized	10.2%	14.0%	-3.8 p.p.	10.2%	9.9%	0.3 p.p.

Return on shareholders' equity excluding goodwill[2] - annualized	21.2%	17.9%	3.3 p.p.	21.2%	21.9%	-0.8 p.p.

Return on average asset - annualized	1.8%	1.6%	0.2 p.p.	1.8%	1.7%	0.1 p.p.

Efficiency Ratio³	34.4%	42.7%	-8.3 p.p.	33.7%	32.9%	0.8 p.p.

Recurrence[4]	56.8%	54.5%	2.3 p.p.	58.2%	59.4%	-1.2 p.p.

BIS ratio excluding goodwill[2]	17.8%	14.0%	3.8 p.p.	17.8%	17.0%	0.8 p.p.

PORTFOLIO QUALITY INDICATORS (%)

Delinquency[5]	7.7%	5.2%	2.5 p.p.	7.7%	7.0%	0.7 p.p.

Coverage ratio[6]	101.0%	111.0%	-10.0 p.p.	101.0%	97.1%	3.9 p.p.

OTHER DATA

Assets under management - AUM (R$ million)	93,114	85,559	8.8%	93,114	85,503	8.9%

Numbers of credit and debit cards (thousand)	32,126	28,903	11.2%	32,126	31,306	2.6%

Branches	2,090	2,041	2.4%	2,090	2,091	0.0%

PABs (mini branches)	1,508	1,509	-0.1%	1,508	1,510	-0.1%

ATMs	18,081	17,990	0.5%	18,081	18,101	-0.1%

Total Customers	21,856	20,609	6.1%	21,856	21,639	1.0%

Employees	52,114	54,415	-4.2%	52,114	52,252	-0.3%

1. Credit Portfolio. The historical series includes the reclassification of loan operations to Securities in September 2009. Excludes suretyships and guarantees.
2. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
3. Efficiency Ratio, excluding Cayman Hedge for 9M08, 9M09, 3Q09 and 3Q08 would be 42.5%, 36.0%, 35.2% and 35.5%, respectively
4. Net commissions / General expenses.
5. Portfolio overdue by more than 90 days plus loans with high default risk / credit portfolio (managerial)
6. Allowance for Loan Losses / portfolio overdue by more than 90 days plus loans with high default risk.

HIGHLIGHTS OF THE PERIOD

HIGHLIGHTS OF THE PERIOD

RESULTS

• Banco Santander recorded net income of R$3,917 million in 9M09, an increase of 30% (or R$910 million) in relation to the R$ 3,007 million recorded in 9M08.

• Acceleration of net income growth: Year-on-year variation 6M09/6M08: 13% and 9M09/9M08: 30%.

• 17.2 p.p difference between year-on-year growth in total revenues (excluding Cayman’s Hedge) and expenses in the nine-month period:

  Total revenues increased 13.6% (excluding Cayman´s Hedge) in twelve months
  Expenses fell 3.6% in twelve months with capture of synergies related to the integration process

INDICATORS

• Improvement in Management indicators in twelve months (9M09/9M08):

  Efficiency ratio: 34.4% in September, down 8.3 p.p.
  Recurrence ratio (fees/expenses): 56.8% in September, up 2.3 p.p.
  ROE (excluding goodwill¹): 21.2% in September, up 3.3 p.p.

• Sound Balance Sheet:

  BIS Ratio: 17.8% in September, up 3.8 p.p. in twelve months (9M09/9M08)
  Coverage ratio: 101% in September, up 3.9 p.p. in three months

BALANCE SHEET

• Assets of R$ 306,237 million, an increase of 7.8% in twelve months

• Credit to Customers expanded 3.7% in twelve months, totaling R$ 132,949 million

• Savings deposits grew 19.5% in twelve months, totaling R$ 22,889 million

• Total Equity of R$ 27,355 million (excluding goodwill¹ of R$ 28,312 million)

SANTANDER SHARE:

• BM&FBOVESPA Ticker: SANB11 (unit), SANB3 (common share), SANB4 (preferred share)

• NYSE Ticker: BSBR

- Price SANB11 on 10/26/2009: R$ 22.88

- Price BSBR on 10/26/2009: US$ 13.23

- Market Value on 10/26/2009: R$ 88 billion

- Net profit per 1,000 shares – ON (9M09): R$ 11.40

- Net profit per 1,000 shares – PN (9M09): R$ 12.54

1) Goodwill of Banco Real and Real Seguros Vida e Previdência acquisition.

**Net Interest Income**
R$ million

4,420
5,384
5,172
5,489
5,656
3Q08
4Q08
1Q09
2Q09
3Q09

**Net Fees**
R$ million

1,612
1,314
1,443
1,573
1,556
3Q08
4Q08
1Q09
2Q09
3Q09

**Personnel and Administrative Expenses**
R$ million

2,824
3,173
2,731
2,649
2,674
3Q08
4Q08
1Q09
2T09
3T09

**Net Profit**
R$ million

837
906
832
1,613
1,472
3Q08
4Q08
1Q09
2Q09
3Q09

**Efficiency Ratio**[1]
%

42.7
34.4
9M08
9M09

1) Excluding Cayman Hedge the 9M08 and 9M09 ratios are 42.5% and 36.0% respectively

**ROE**[1]
%

17,9
21,2
9M08
9M09

1) Net profit / Total Equity adjusted excluding goodwill.

**Credit Portfolio**
(%) - Sep/09

Individuals
32%
SMEs
23%
Consumer
Financing
18%
Corporate
27%

RATINGS

Ratings

Santander is rated by international rating agencies and the ratings received reflect its operating performance, the strengthen of its balance sheet and the quality of management.

RATINGS
Rating Agency		Long Term	Short Term

	National Scale	AAA (bra)	F1+ (bra)

Fitch Ratings	Local Currency	BBB+	F2

	Foreign Currency	BBB	F2
	National Scale	brAAA	brA-1

Standard & Poor’s	Local Currency	BBB-	A-3

	Foreign Currency	BBB-	A-3
	National Scale	Aaa.br	Br-1

Moody’s	Local Currency	A2	P-1

	Foreign Currency	Baa3	P-3

MACROECONOMIC ENVIRONMENT

Macroeconomic Environment

Recent economic indicators confirmed the view that Brazil’s economic recovery would be quick. The relaxing of credit restrictions, reduction in interest rates, and the temporary tax reliefs resulted in a gradual recovery, of economic indicators.

2Q09 GDP, reported in September, was 1.9% higher than in the previous quarter, in line with market expectations. An important growth driver was industrial recovery, sustained by domestic consumption. Sales and industrial production, which reflected the government’s incentives to the consumer appliance, auto and construction industries, continued to record positive growth. Unemployment rate in September was 7.7%, well below the average of 9.7% of the past six years.

Inflation continued its mild trend, reaching 4.3% in the twelve months ended September 2009. Excess idle capacity and the increase in output gap [A&H1] allowed the Brazilian Central Bank to maintain the basic interest rate (Selic) at its lowest ever level of 8.75% p.a.

As for external accounts, the current account deficit continues to decline, mainly due to the reduction of the deficit in the income heading , . Also, the increasing investment inflows (portfolio and direct investment) signals the investment confidence in Brazil continues to be at a high level.

This increasing inflows have been one of the factors behind the strengthening of the Real, which reached R$ 1.78/US$ at the end of 3Q09, 8.9% higher than in the previous quarter.

The maintenance of international reserves at high levels also contributed to a better perception of Brazil. As of September 2009, these reserves totaled US$ 224 billion.

In the domestic financial market, total credit continues to recover, mainly due to the increase in earmarked credit operations as a result of a greater role by public sector banks. As of August 2009, the credit/GDP ratio was 45%.

Individual loans continued to bounce back, thanks both to the lower interest rates and higher returns as well as improvement in consumer confidence. In line with the previous months’ trend, payroll-deductible credit continues to be the key component of the individual loans portfolio. On the other hand, corporate credit, which was heavily affected by the international crisis, continues to decrease.

In general terms, the solid health of the economy and the financial system were fundamental for minimizing the effects of the crisis on Brazil. The maintenance of positive fundamentals reduced the country’s vulnerability, placing it among the leading economies with signs of recovery. This scenario should help expand the volume of business in the banking sector.

MACROECONOMIC DATA	3Q09	2Q09	3Q08
Country risk (EMBI)	234	284	331

Exchange rate (R$/ US$ end of period)	1.78	1.95	1.91

IPCA (in 12 months)	4.3%	4.8%	6.3%

Selic Rate (a.a.)	8.75%	9.25%	13.75%

CDI¹	2.18%	2.38%	3.21%

Savings (TR - Reference rate)¹	0.11%	0.17%	0.57%

Ibovespa (in points)	61,518	51,465	49,541

¹ Quarterly rate

RECENT EVENTS

Recent Events

Public Offering of Units

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with CVM Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America. The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in BM&FBOVESPA’s Level 2 Corporate Governance Practices.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009. On October 14, 2009 the Brazilian Central Bank ratified the capital increase in the amount of R$12.3 billion, referred the Global Offering of 525,000,000 units

Acquisition of Santander Spain’s Credit Portfolio

On September 17, 2009, we acquired through our Cayman branch, Santander Spain’s credit portfolio of trade and export financing agreements related to operations contracted with Brazilian clients or their affiliate companies abroad, in the amount of US$806.3 million, net of provisions.

Merger of Leasing Subsidiaries – Redemption of Debentureholders

As part of our corporate restructuring, a Shareholders Meeting was held on September 30, 2009 to approve the merger of ABN AMRO Arrendamento Mercantil S.A. with Santander Leasing. In accordance with the Brazilian Corporation Law, the merger will grant the right of early redemption of debentures of three issues by ABN AMRO Arrendamento Mercantil S.A., according to which the debentureholders of ABN AMRO Arrendamento Mercantil S.A. can redeem, at anytime within a 6-month period starting October 1, 2009, 100% of the face value of the debentures, plus interest corresponding to the CDI rate in the period.

Disposal of Assets not related to our core businesses

In line with our corporate restructuring strategy, on September 18, 2009, our Management resolved to sell to Santusa, a Santander Group company headquartered in Spain, all the shares owned by the Bank in Companhia Brasileira de Meios de Pagamento – Visanet, Companhia Brasileira de Soluções e Serviços, Serasa S.A., Tecnologia Bancária S.A. and Visa Inc.

Merger of shares of Asset Management and Insurance Companies

In the third quarter of 2009, as a result of a series of share exchange transactions, 100% of the share capital of certain Brazilian asset management, insurance and banking companies, all of wich were previously beneficially owned by Santander Spain and minority shareholders, were transferred to us. The insurance operation merger is subject to approval by the Superintendence of Private Insurance (Susep). The purpose of these transactions was to consolidate the investments of Santander Spain in Brazil, simplify the corporate structure of the Santander Group and consolidate the minority interest in these companies in Santander Brasil. As a result of these transactions, our capital increased by approximately R$2.5 billion through the issue of 14,410,886,181 shares, of which 7,710,342,899 are common shares and 6,700,543,282 are preferred shares. In accordance with IFRS, we accounted for the share exchange transactions as form the date such transactions as from the date such transactions were completed based on the historical carrying amounts of assets and liabilities of the companies transferred.

SANTANDER’S RESULTS IN BRAZIL

Santander’s Results in Brazil

Executive Summary

Santander recorded net income of R$3,917 million in 9M09, growth of 30.3% over the same period in 2008. This increase is higher than the 13% between 1H08 and 1H09.

Net income in the quarter came to R$1,472 million, down 8.7% in relation to the previous quarter (R$1,613 million).

Total equity totaled R$55,667 million, including the goodwill of R$28,312 million (goodwill from the acquisitions of Banco Real and Real Seguros Vida e Previdência). Average return on equity adjusted for goodwill stood at 21.2%, up 3.3 p.p. on the same period last year.

In the quarter, we announced the divestment of certain equity holdings and the proceeds were used to strengthen our balance sheet through some provisions, as shown below:

INCOME	Value
R$ billion

Visanet	1.6

Serasa	0.1

Companhia Brasileira de Soluções e Serviços (Visa Vale)	0.3

Tecnologia bancária + Visa Inc.	0.1

Green Shoe - Visanet	0.3

Total	2.4

EXPENSES	Value
R$ billion

Allowance for loan losses	-0.5

PPA amortization	-0.8

Restructuring Fund	-1.1

Total	-2.4

We highlight the evolution of net interest income during the year, which was 17.8% in twelve months (or R$2,470 million), mainly due to the 16.8% growth in the average credit volume in the period.

Another highlight is the control of expenses, which fell 3.6% in twelve months. This partially reflects the capture of synergies related to the integration process.

The performance indicators show positive evolution:

- Performance indicators: Cost income stood at 34.4% in 9M09, down 8.3 p.p. from the same period in 2008; the recurrence ratio (fee/expenses) was 56.8%, an increase of 2.3 p.p. in twelve months, while ROE (adjusted for goodwill) climbed 3.3 p.p., reaching 21.2% in the period.

- Sound Balance Sheet: The BIS ratio stood at 17.8% in September, 3.8 p.p. up in twelve months. The coverage ratio came to 101% in September, growth of 3.9 p.p. in the quarter.

In the third quarter of 2009, Santander's credit portfolio totaled R$132.9 billion, growing 3.7% in twelve months, while decreasing 0.9% quarter-on-quarter. The strenghtning of the BRL impacted the loan portfolio performance over time.

Loan to individuals stood out in the quarterly and yearly comparison, growing 13.0% and 2.6% respectively and totaling R$42,405 million in September 2009.

The loan to small and medium companies segment fell 2.3% in three months, as a result of the lower demand for credit caused by the financial crisis and Santander’s conservative approach to lending.

Total deposits fell 2.6% in twelve months and 2.3% in the quarter. Savings deposits recorded the highest growth, climbing 19.5% in twelve months, thanks to more attractive returns in a environment of lower interest rates. Demand deposits were 3.1% higher in twelve months and 3.4% lower in the quarter. Time deposits fell 6.0% in twelve months and 3.2% in the quarter. This was due to the lower need for free funding, caused by the slower pace of growth of the credit portfolio.

Investment funds expanded 8.8% in twelve months and 8.9% in the quarter, as a result of the rebound in the attractiveness of this business, with higher yield in an environment of lower interest rates and a buoyant stock market.

INCOME STATEMENT

INCOME STATEMENT	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09
(R$ million)

Net Interest Income	16,317	13,847	17.8%	5,656	5,489	3.0%

Income from equity instruments	22	34	-35.3%	7	8	-12.5%

Share of results of entities accounted for using the equity method	290	217	33.6%	33	52	-36.5%

Net fees	4,572	4,552	0.4%	1,556	1,573	-1.1%

Fee and commission income	5,260	5,268	-0.2%	1,797	1,799	-0.1%

Fee and commision expense	(688)	(716)	-3.9%	(241)	(226)	6.6%

Gains (losses) on financial assets and liabilities (net) + exchange
differences (net)	2,275	999	127.7%	578	1,051	-45.0%

Other operating income (expenses)	(57)	(81)	-29.6%	106	(110)	n.a

Total income	23,419	19,568	19.7%	7,936	8,063	-1.6%

General expenses	(8,054)	(8,359)	-3.6%	(2,674)	(2,649)	0.9%

Administrative expenses	(4,013)	(4,199)	-4.4%	(1,345)	(1,297)	3.7%

Personnel expenses	(4,041)	(4,160)	-2.9%	(1,329)	(1,352)	-1.7%

Depreciation and amortization	(984)	(918)	7.2%	(339)	(328)	3.4%

Provisions (net)¹	(2,999)	(1,270)	136.1%	(1,190)	(1,250)	-4.8%

Losses on assets (net)	(8,743)	(4,672)	87.1%	(3,844)	(2,518)	52.7%

Allowance for loan losses²	(7,835)	(4,653)	68.4%	(3,008)	(2,467)	21.9%

Other financial assets	(6)	2	n.a	(2)	(4)	-50.0%

Losses on other assets (net)	(902)	(21)	n.a	(834)	(47)	n.a

Net gains on disposal of assets	3,369	49	n.a	2,280	1,040	119.2%

Net profit before tax	6,008	4,398	36.6%	2,169	2,358	-8.0%

Income tax	(2,091)	(1,391)	50.3%	(697)	(745)	-6.4%

Net profit	3,917	3,007	30.3%	1,472	1,613	-8.7%

1) Includes provisions for legal and tax contingencies.
2) Includes recoveries of loans previously written off.

Net interest income reached R$16,317 million year-to-date, up 17.8% or R$2,470 million compared with the R$13,847 million recorded in the same period last year. This is mainly due to the 16.8% growth in average credit volume in twelve months.

Net interest income grew 3.0% over the previous quarter. Despite the slowdown in gains from clients operations, due to the slowdown on short-term loans, we recorded gains in market operations, thanks to lower funding costs with lower interest rates.

NET INTEREST INCOME (R$ million)	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09

Clients	15,311	13,148	16.5%	5,043	5,156	-2.2%

Credit	12,771	10,689	19.5%	4,226	4,346	-2.8%

Average Volume	134,223	114,870	16.8%	132,184	135,684	-2.6%

Spread	12.7%	12.4%	0.3%	12.7%	12.8%	-0.1%

Deposits	706	722	-2.2%	213	252	-15.4%

Average Volume	104,549	95,023	10.0%	102,334	104,221	-1.8%

Spread	0.9%	1.0%	-0.1%	0.8%	1.0%	-0.2%

Allocated Capital and others	1,835	1,738	5.6%	605	559	8.2%

Market	1,006	699	43.9%	613	333	84.0%

Total interest income	16,317	13,847	17.8%	5,656	5,489	3.0%

Gains (losses) on financial assets and liabilities (net) + Exchange Differences

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$2,275 million in 9M09, an upturn of 127.7% (or R$1,276 million) over the R$999 million in 9M08.

This was mainly due to the R$1,062 million gain related to the hedging activities of the Caymans equity foreign exchange exposure.

In other words, this strategy is used to mitigate the exchange variation effects of offshore investments on net income. The gain of R$1,062 million was offset by losses in the same amount recorded in taxes.

GAINS (LOSSES) ON FINANCIAL ASSETS AND	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09
LIABILITIES (NET)
(R$ million)

Total	2,275	999	127.7%	578	1,051	-45.0%

Hedge Cayman	1,062	(120)	n.a	338	592	-43.0%

Total without hedge de Cayman	1,213	1,119	8.4%	240	459	-47.6%

Net Fees

Net fees amounted R$ 4,572 million in 9M09, an increase of 0.4% compared to 9M08. We highlight the fees on insurance, credit and debit cards, and trade finance, which registered a growth of 24%, 16% and 12% respectively, in twelve months.

Net fees (R$ million)	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09

Banking Fees	1,826	1,819	0.4%	620	658	-5.8%

Receiving services	374	329	13.8%	128	124	3.0%

Insurance	772	621	24.2%	297	253	17.5%

Asset Management	545	634	-14.1%	189	186	1.8%

Credit and Debit Cards	554	479	15.5%	195	190	2.3%

Capital markets	335	310	8.0%	110	142	-22.7%

Foreign trade (COMEX)	285	254	12.3%	91	94	-3.5%

Tax Expenses	(257)	(269)	-4.4%	(86)	(88)	-2.3%

Others	139	374	-63.0%	13	14	-6.9%

Total	4,572	4,552	0.4%	1,556	1,573	-1.1%

General Expenses (Administrative + Personnel)

General expenses (administrative + personnel) totaled R$8,054 million in 9M09, down 3.6% (or R$305 million) from the R$8,359 million recorded in 9M08. This is mainly due to the synergies resulting from the merger of Banco Real with Banco Santander, which amounted to R$831 million between January and September 2009.

Administrative and personnel expenses fell 4.4% and 2.9% in 9M09 compared to 9M08, with each totaling R$4.0 billion.

As a result, the efficiency ratio, which is general expenses divided by total revenue, decreased 8.3 p.p., from 42.7% in 9M08 to 34.4% in 9M09.

ADMINISTRATIVE EXPENSES	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09
(R$ million)

Specialized third-party technical services	1,039	1,032	0.7%	368	327	12.5%

Asset maintenance and conservation	768	656	17.1%	254	272	-6.6%

Data processing	712	693	2.7%	217	217	0.0%

Advertising, promotions and publicity	385	441	-12.7%	120	141	-14.9%

Communications	471	601	-21.6%	159	149	6.7%

Transport and travel	110	129	-14.7%	39	37	5.4%

Security and surveillance	343	368	-6.8%	113	115	-1.7%

Others	185	279	-33.7%	75	39	92.3%

Total	4,013	4,199	-4.4%	1,345	1,297	3.7%

PERSONNEL EXPENSES	9M09	9M08	Var. 9M09x9M08	3Q09	2Q09	Var. 3Q09x2Q09
(R$ million)

Salaries	2,486	2,639	-5.8%	822	847	-3.0%

Social security and pension plans	692	683	1.3%	236	226	4.4%

Benefits	553	511	8.2%	191	183	4.4%

Training	50	62	-19.4%	26	17	52.9%

Others	260	265	-1.9%	54	79	-31.6%

Total	4,041	4,160	-2.9%	1,329	1,352	-1.7%

Allowance for loan losses

Allowance for loan losses came to R$8,245 million in 9M09, up 63.5% over 9M08.

With the international financial crisis, which impacted Brazil from the fourth quarter of 2008, we notice an increase in non-performing loans, especially from small and medium companies.

In response to the crisis, we made adjustments to our policies and strategies to maintain the levels of risks that are compatible with the risk management profile of the Santander Group, with policies and strategies customized for each of our business segments.

From the fourth quarter of 2008, Santander started aligning its risk policies with those of Banco Real, which impacted the allowance for loan losses in 4Q08 and 1Q09.

Allowance for loan losses increased 15.6% in the quarter, partially due to the reinforce on allowance for loan losses of R$0.5 billion, for which we used a part of the proceeds from the divestment of certain equity holdings, as mentioned previously.

RESULT OF ALLOWANCE FOR LOAN LOSSES	9M09	9M08	Var. 9M09x9M08	3T09	Var. 3T09x2T09
(R$ million)

Expense for allowance for loan losses	(8,245)	(5,043)	63.5%	(3,101)	15.6%

Income from recovery of credit written off as loss	410	390	5.1%	93	-56.7%

Total	(7,835)	(4,653)	68.4%	(3,008)	21.9%

Delinquency

The non-performing loans (portfolio overdue more than 90 days + performing loans with high delinquency risk) stooded at 7.7% in 3Q09, up 0.7 p.p. in the quarter and 2.5 p.p. in twelve months, as a result of the deterioration in the economic scenario. After a period of high growth in corporate default, the rate slowed down in the quarter, increasing 0.4 p.p. The ratio for individual customers increased 0.9 p.p. in three months.

Coverage ratio

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk.

The ratio stood at 101% in 3Q09, up 3.9 p.p. on the previous quarter.

Provisions (Net)

Provisions mainly include provisions for civil, labor and others litigations, in addition to expenses with operational and commercial integration (restructuring fund). This fund has been constituted using proceeds from the divestment of certain equity holdings, which we mentioned previously.

Provisions (net) were R$2,999 million in 9M09, an increase of 136% (or R$1.7 billion) over the R$1,270 million recorded in 9M08, chiefly due to the additional allocation to the restructuring fund.

PROVISION	9M09	9M08	Var.	3Q09	2Q09	Var. 3Q09x2Q09
(R$ million)

Provisions¹	(1,308)	(1,222)	7.0%	(408)	(444)	-8.3%

Contingenc	(1,818)	(95)	n.a	(808)	(919)	-12.1%

Other provi	127	47	168.7%	25	113	-77.8%

Total	(2,999)	(1,270)	136.1%	(1,190)	(1,250)	-4.8%

1) Includes provisions for civil, labor and others litigations.

Taxes

Tax expenses include two components: income tax and social contribution.

Income tax is calculated at a rate of 15% plus an additional rate of 10% on taxable income exceeding R$240 million per year. Social contribution is calculated at a rate of 15% on adjusted net income (for financial institutions) (9% in 2007 and from January 1 to April 30, 2008). Deferred taxes on assets and liabilities are calculated based on the temporary differences between book income and taxable income (temporary differences), tax losses and adjustments to fair value of securities and derivatives. In addition, PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses.

Under IFRS, since PIS and COFINS taxes are assessed on the basis of certain revenues net of certain expenses, it is classified these taxes as income taxes.

The increase of 50.3% in the tax line in twelve months is due to the effect of the foreign exchange hedge.

Consolidated Balance Sheet

BALANCE SHEET

ASSETS	Sep/09	Sep/08	Var. Sep/09xSep/08	Jun/09	Var. Sep/09xJun/09
(R$ million)

Cash and balances with the Brazilian Central Bank	21,261	33,697	-36.9%	24,813	-14.3%

Financial assets held for trading	19,261	17,086	12.7%	15,809	21.8%

Other financial assets at fair value through profit or loss	16,986	4,978	241.2%	6,068	179.9%

- Loans and advances to credit institutions	4,003	2,002	100.0%	4,627	-13.5%

- Loans and advances to customers	606	2,612	-76.8%	1,150	-47.3%

- Others	294	364	-19.2%	291	1.0%

- Equity Instruments	12,083	-	n.a	-	n.a

Available-for-sale financial assets	44,763	29,196	53.3%	30,593	46.3%

Loans and receivables	149,973	149,713	0.2%	161,645	-7.2%

- Loans and advances to credit institutions	27,932	30,157	-7.4%	31,993	-12.7%

- Loans and advances to customers	132,343	126,928	4.3%	138,811	-4.7%

- Allowances for credit losses	(10,302)	(7,372)	39.7%	(9,159)	12.5%

Tangible assets	3,682	3,455	6.6%	3,600	2.3%

Intangible assets	30,982	30,977	0.0%	30,590	1.3%

- Goodwill	28,312	27,488	3.0%	27,263	3.8%

- Others	2,670	3,489	-23.5%	3,327	-19.7%

Tax assets	15,058	11,916	26.4%	13,386	12.5%

Other assets	4,271	2,960	44.3%	2,374	79.9%

Total assets	306,237	283,978	7.8%	288,878	6.0%

LIABILITIES	Sep/09	Sep/08	Var. Sep/09xSep/08	Jun/09	Var. Sep/09xJun/09
(R$ million)

Financial liabilities held for trading	5,316	7,433	-28.5%	4,887	8.8%

Financial liabilities at amortized cost	205,801	208,058	-1.1%	207,645	-0.9%

- Deposits from the Brazilian Central Bank	562	-	n.a	870	-35.4%

- Deposits from credit institutions	18,754	38,598	-51.4%	21,794	-13.9%

- Customer deposits	154,548	139,714	10.6%	154,922	-0.2%

- Marketable debt securities	10,945	10,718	2.1%	11,299	-3.1%

- Subordinated liabilities	11,149	8,709	28.0%	10,996	1.4%

- Other financial liabilities	9,843	10,319	-4.6%	7,764	26.8%

Insurance contracts	13,812	-	n.a	-	n.a

Provisions¹	11,555	9,212	25.4%	10,203	13.3%

Tax liabilities	9,287	5,484	69.3%	7,352	26.3%

Other liabilities	4,799	3,472	38.2%	6,986	-31.3%

Total liabilities	250,570	233,659	7.2%	237,073	5.7%

Total Equity²	55,667	50,319	10.6%	51,805	7.5%

Total liabilities and equity	306,237	283,978	7.8%	288,878	6.0%

1) Provisions for pensions and contingent liabilities.
2) Includes minority interest and adjustment to market value.

Total assets were R$306,237 million on September 30, 2009, a 7.8% increase year-on-year. Of this amount, R$132,949 million correspond to the loan portfolio and R$76,558 million to securities and derivative financial instruments, mainly government securities.

The variation of R$22 billion in total assets is chiefly a result of the incorporation of the insurance company, reflected mainly in “Other financial assets at fair value through profit or loss” and “Liabilities for insurance contracts”

SECURITIES	Sep/09	Sep/08	Var. Sep/09xSep08	Jun-09	Var. Sep/09xSep/09
(R$ million)

Public securities	48,165	35,955	34.0%	35,926	34.1%

Private securities¹	10,073	3,636	177.0%	4,957	103.2%

PGBL / VGBL fund quotas	12,083	-	-	-	n.a

Financial instruments	6,237	7,260	-14.1%	5,988	4.2%

Total	76,558	46,851	63.4%	46,871	63.3%

1. Considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

Credit Portfolio

The credit portfolio grew 3.7% in twelve months and 0.9% in 3Q09, totaling R$132.9 billion. The U.S. dollar variation had a strong impact on the credit portfolio’s performance.

Loans to individual customers had the best performance, expanding 13.0% in twelve months and 2.6% in the quarter.

BREAKDOWN OF TOTAL LOANS¹	Sep/09	Sep/08	Var. Sep/09xSep08	Jun/09	Var. Sep/09xJun/09
(R$ million)

Individuals	42,405	37,515	13.0%	41,321	2.6%

Consumer financing	24,225	25,591	-5.3%	24,332	-0.4%

SMEs	31,029	31,689	-2.1%	31,748	-2.3%

Corporate	35,290	33,392	5.7%	36,772	-4.0%

Total	132,949	128,186	3.7%	134,173	-0.9%

Sureties and endorsements	21,247	26,234	-19.0%	22,671	-6.3%

Total Loans with sureties and endorsement	154,196	154,420	-0.1%	156,844	-1.7%

1. Managerial loan breakdown considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

Loans to individuals

In September 2009, loans to individuals increased 13.0% in twelve months, reaching R$42.4 billion. This performance is mainly due to increase in volumes on cards, payroll loans and real estate segments.

Our cards portfolio grew 22.2% in twelve months and 3.1% in the quarter. The sustained growth of this product was driven by the strategy to increase market share and profitability through product innovation and aggressive client acquisition efforts.

The payroll loan portfolio increased 44.2% in twelve months, totaling R$ 9.3 billion in September 2009. Of this amount, R$7.4 billion was originated by Santander itself and R$1.9 billion was purchased from other banks. (out of wich R$236 million occurred on 3Q09).

Real estate loans grew 41.8% in twelve months and 9.6% in the quarter, totaling R$8.7 billion. This is chiefly due to the strong demand from individuals and the Bank’s initiatives to promote the product.

Consumer Financing

The consumer financing portfolio fell 5.3% year-on-year and remained flat in the quarter, at R$24.2 billion in September 2009. Of this amount, 80% correspond to the auto finance portfolio. This result is due to the change in our business model, giving priority to profitability over market share.

This portfolio is managed by Aymoré Crédito, Financiamento e Investimento S.A., a financial institution specialized in granting loans directly to consumers or through correspondent institutions. Its core business is auto finance, and it holds 16% market share. The acquisition of Banco Real complemented Santander’s operations, which had a relatively small share in the consumer financing market.

Corporate Loans

Loans to Large Companies totaled R$35.3 billion, up 5.7% year-on-year and down 4.0% in the quarter. The behavior of the U.S. dollar impacts this loan portfolio.

Loans to small and medium businesses fell 2.1% in twelve months and 2.3% in the quarter.

The corporate segment was affected by the crisis. In addition to lower revenues, which led to a decrease demand for credit, the portfolio quality deteriorated, leading Santander to adopt a more conservative approach to lending.

Funding

In September 2009, our deposits and investment funds came to R$267.0 billion.   The chief component was savings deposit, which became an attractive option in a scenario of falling interest rates.   Santander’s savings deposit grew 19.5% in twelve months and 6.9% in 3Q09. Demand deposits grew 3.1% in twelve months but fell 3.4% in the quarter. Time deposits declined both in the yearly and quarterly comparison, following the industry trend, due to the lower need to finance portfolio growth. Investment funds recovered the growth momentum, expanding by 8.8% in twelve months.

DEPOSITS AND ASSETS UNDER MANAGEMENT (R$ million)	Sep/09	Sep/08	Var. Sep/09xSep08	Jun/09	Var. Sep/09xJun/09

Demand	13,732	13,319	3.1%	14,221	-3.4%

Savings deposits	22,889	19,154	19.5%	21,411	6.9%

Time deposits	106,815	113,654	-6.0%	110,387	-3.2%

Other deposits¹	30,430	32,424	-6.1%	31,930	-4.7%

Total Deposits[2]	173,866	178,551	-2.6%	177,949	-2.3%

Assets under management	93,114	85,559	8.8%	85,503	8.9%

Total	266,980	264,110	1.1%	263,452	1.3%

1. Includes repo on debentures issued by Santander´s leasing.
2. Includes Deposits from the Brazilian Central Bank, Clients, Deposits from credit institutions and Other financial assets at fair value through profit or loss.

BIS Ratio

Financial institutions are required to maintain a Reference Capital consistent with their activities, which is higher than the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

OWN RESOURCES and BIS (R$ million)	Sep/09	Sep/08	Var. Sep/09xSep08	Jun/09	Var. Sep/09xJun/09

Adjusted Tier I Regulatory Capital[1]	28.616	23.420	22,2%	24.370	17,4%

Tier II Regulatory Capital	9.813	7.702	27,4%	10.256	-4,3%

Tier I and II Regulatory Capital[1]	38.429	31.122	23,5%	34.626	11,0%

Required Regulatory Capital	23.785	24.499	-2,9%	22.413	6,1%

Adjusted Portion of Credit Risk[1]	19.851	23.165	-14,3%	21.109	-6,0%

Market Risk Portions[2]	2.903	1.047	177,3%	720	303,2%

Operational Risk Portion	1.031	287	259,2%	584	76,5%

Basel II Ratio	17,8%	14,0%	3,8%	17,0%	0,8 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1) Excluding the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.
2) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

RISK MANAGEMENT

Risk Management

Banco Santander’s operations are subject to a variety of risks. To manage these risks actively, we have incorporated the Santander Group’s worldwide risk management functions into various levels of our organization. In addition, committees headed by senior management oversee our financial, credit and market risk reports from the divisions assigned to risk management. Risk limits and exposures in local jurisdictions are further subject to approval from the Santander Group.

Credit Risk

Our credit risk management process is designed to follow the standards of the Santander Group while taking into account our product offerings and the specific regulatory requirements of our operations in Brazil. Our credit approval processes, particularly approval of new loans and risk monitoring, is structured in accordance with our customer and product classification. Credit approval and monitoring are conducted separately and on different information technology platforms for each of the networks operated under the Santander and Banco Real brands, but the policies and procedures applied are the same for each network, except for minor operational variations.

Credit Monitoring

Credit lines to retail banking customers are reviewed on a weekly basis. This process allows improvements in the credit exposure with customers that have presented good credit quality. Specific early warnings are automatically generated in the case of the deterioration of a customer’s credit quality. In this event, a credit risk mitigation process designed to prevent default begins with identification of the customer’s solvency problem (expenditures and other financial commitments) and the customer is approached by the relationship manager.

Early warnings are automatically generated for SMEs, and their performance is monitored monthly. In addition, the financial situation of each business is discussed by specific committees in the presence of the commercial area with the aim of continuously improving the quality of our credit portfolio.

We review the credit quality of our wholesale banking customers regularly, typically on a semi-annual basis, though we monitor customers who have been classified as suspect on a quarterly basis. If this monitoring gives rise to any specific concern about the credit quality of a specific customer, a system of customer monitoring known as FEVE (Firms for Special Vigilance) is used, with possible actions to be taken under the following categories: “monitor”, “reduce exposure”, “seek collateral” or “cancel”.

Collections

Banco Santander's collections department uses tools such as behavior and collection scoring to study the collection performance of certain groups in an attempt to lower costs and increase recoveries. Customers likely to make payment are classified as low risk, requiring less aggressive strategies to ensure payment, and more attention is paid to maintaining a healthy customer relationship. Customers unlikely to make payment are classified as high risk and contacted consistently regarding payment. All customers with past due amounts or whose loans have been rescheduled or otherwise restructured face strict internal restrictions.

Collection strategies are modified according to the duration of the delay in payment, or days past due. In the early days of delinquency (less than 90 days past due), the collections department implements a more exhaustive model of collection, creating distinct strategies with closer monitoring. Call centers, letters and credit rating agencies, such as Serasa, which is a centralized data system used by several Brazilian financial institutions and others for the credit approval process, are utilized during this phase. During this phase of collection, Banco Santander's emphasis is on recovering its customers. However, if a customer is 90 days past due, the Bank's focus turns toward recovering the money owed. At this point, Banco Santander outsources collection efforts to external collection agencies that earn a commission for any amounts recovered.

Collection strategies are modified according to the duration of the delay in payment, or days past due. In the early days of delinquency (less than 90 days past due), the Collections department also manages debt and loan restructurings.

Market Risk

The Bank is exposed to market risk mainly as a result of the following activities:

Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.

Engaging in retail banking activities, which involves interest rate risk because a change in interest rates affects interest income, interest expense and customer behavior.

Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the real, which involves foreign exchange rate risk.

Investing in subsidiaries and other companies, which subjects the Bank to equity price risk.

All trading and non-trading activities, which involve liquidity risk.

Management of Operational and Technological Risks

Banco Santander evaluates each practice and procedure that the Bank adopts for compliance with the Santander Group's guidelines, the requirements of the New Basel Capital Accord - Basel II, relevant Central Bank resolutions and the requirements of the U.S. Sarbanes-Oxley Act of 2002.

Environmental and Social Risk

Banco Santander is currently implementing the environmental and social risk management system at Santander Brasil that had been in place at Banco Real. Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties.

A specialized team of biologists and geologists monitors the customers' environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may cause to its customers' financial condition and collateral.

SUSTAINABLE DEVELOPMENT

Sustainable Development

Santander Group seeks to integrate sustainability in all its processes, products, policies and relationships. The balance between the economic, social and environmental dimensions is a driving factor for the actions adopted by Santander Group to contribute to the country’s sustainable development.

Sharing knowledge

Among these initiatives, we highlight that during the last quarter we promoted two schedulings of the course Sustentabilidade na Prática: Caminhos e Desafios (Sustainability in Practice: Pathways and Challenges). As of September we had organized eight meetings totaling more than 1,000 participants among customers and suppliers from 572 organizations. More than 370 customers from Recife, Belo Horizonte and São Paulo attended our Sustainability Workshops.

In August we uploaded the third and last chapter of our sustainability online course on our web portal. Site visitors and 8,300 employees completed the online course. A total of 59 workshops and lectures were taught in different organizational areas, totaling more than 1,500 employees who received training on the topic.

Investing in social change

Among our programs that promote the social investment by the private sector, we highlight the Projeto Escola Brasil. The Group's corporate volunteer initiative has formed 200 groups with more than 1,800 employees engaged in improving the quality of the education in 173 public schools.

We also had 225 projects enrolled with the Programa Parceiros em Ação, a program that supports social entrepreneurial action for income generation developed by women. We also promoted the 12th edition of the contest Concurso Banco Real Universidade Solidaria, with 185 contestants who submitted income generation projects.

Reference to students

Rede Universia, a university cooperation program, includes 1,126 partner universities in 18 Iberian-American countries where Santander operates. In the 3Q09 Universia Brazil delivered 2,250 Spanish learning kits using the Everest method to the São Paulo State Education Department, which passed the material on to public schools.

In order to disseminate and reward the musical talent of university students, Universia launched U>Rock, the first Iberian-American college band contest, with over 1,100 participating universities and colleges. The contest plans to give international visibility to the winner and is the first step to create a musical community by providing new ways of interaction in the musical universe.

We also highlight our partnership with the Serasa Experian program to grant scholarships for applied research. By mapping and communicated with partner universities, Universia promoted jointly with Serasa a meeting with 150 participants to encourage the participation of researchers in this program.

Another important achievement was the launch of the OpenCourseWare jointly with the Universidade Metodista de São Paulo (Umesp). Created by the Massachusetts Institute of Technology (MIT), the objective of this open innovation program is to disseminate academic knowledge to the public at large. Universia makes the tools available and Umesp offers virtual, free access to the content of seven disciplines.

BR GAAP x IFRS

Reconciliation of Net Income
BRGAAP vs. IFRS

BR GAAP x IFRS R$ million	9M09

Net Profit BR GAAP	1,420

Goodwill amortization of Banco Real Acquisition	2,096

PPA amortization	280

Others	121

Net Profit IFRS	3,917

ANNEXES

Annexes

ASSETS	sep/09	Jun-09	Mar-09	dec/08	sep/08
(R$ million)

Cash and balances with the Brazilian Central Bank	21,261	24,813	23,317	23,701	33,697

Financial assets held for trading	19,261	15,809	22,347	19,986	17,086

Other financial assets at fair value through profit or loss	16,986	6,068	6,462	5,575	4,978

- Loans and advances to credit institutions	4,003	4,627	3,490	4,047	2,002

- Loans and advances to customers	606	1,150	2,672	1,435	2,612

- Others	294	291	300	93	364

- Equity Instruments	12,083	0	0	0	0

Available-for-sale financial assets	44,763	30,593	27,294	30,736	29,196

Loans and receivables	149,973	161,645	159,355	162,725	149,713

- Loans and advances to credit institutions	27,932	31,993	30,977	29,691	30,157

- Loans and advances to customers	132,343	138,811	137,227	141,215	126,928

- Allowances for credit losses	(10,302)	(9,159)	(8,848)	(8,181)	(7,372)

Hedging derivatives	157	178	99	106	205

Non-current assets held for sale	53	58	120	113	95

Investments in associates	417	502	460	634	603

Tangible assets	3,682	3,600	3,742	3,829	3,455

Intangible assets	30,982	30,590	30,534	30,995	30,977

Goodwill	28,312	27,263	27,190	27,488	27,488

Other intangible assets	2,670	3,327	3,344	3,507	3,489

Tax assets	15,058	13,386	12,798	12,920	11,916

Other assets	3,644	1,636	3,171	2,870	2,057

Total Assets	306,237	288,878	289,699	294,190	283,978

LIABILITIES AND EQUITY	sep/09	Jun-09	Mar-09	dec/08	sep/08
(R$ million)

Financial liabilities held for trading	5,316	4,887	8,268	11,210	7,433

Other financial liabilities at fair value through profit or loss	2	363	257	307	239

Financial liabilities at amortized cost	205,801	207,645	208,267	213,973	208,058

- Deposits from the Brazilian Central Bank	562	870	1,049	185	0

- Deposits from credit institutions	18,754	21,794	23,435	26,326	38,598

- Customer deposits	154,548	154,922	155,231	155,495	139,714

- Marketable debt securities	10,945	11,299	11,535	12,085	10,718

- Subordinated liabilities	11,149	10,996	10,938	9,197	8,709

- Other financial liabilities	9,843	7,764	6,079	10,685	10,319

Passivos por contratos de seguros	13,812	-	-	-	-

Hedging derivatives	21	63	207	264	73

Provisions[1]	11,555	10,203	9,749	8,915	9,212

Tax liabilities	9,287	7,352	6,402	6,156	5,484

Other liabilities	4,776	6,560	5,877	3,528	3,160

Total Liabilities	250,570	237,073	239,027	244,353	233,659

Shareholders’ equity	55,079	51,135	50,113	49,318	49,866

Minority interests	6	5	5	5	5

Valuation adjustments	582	665	554	514	448

Total Equity	55,667	51,805	50,672	49,837	50,319

Total Liabilities and Equity	306,237	288,878	289,699	294,190	283,978

1) Provisions for pensions and contingent liabilities.

ANNEXES

FINANCIAL STATEMENTS	3Q09	2Q09	1Q09	4Q08	3Q08
(R$ million)

Interest and similar income	9,731	9,775	9,996	11,117	9,622

Interest and similar expense	(4,075)	(4,286)	(4,824)	(5,733)	(5,202)

Net Interest Income	5,656	5,489	5,172	5,384	4,420

Income from equity instruments	7	8	7	5	16

Share of results of entities accounted for using the equity method	33	52	205	88	56

Net fees	1,556	1,573	1,443	1,314	1,612

Fee and commission income	1,797	1,799	1,664	1,581	1,828

Fee and commision expense	(241)	(226)	(221)	(267)	(216)

Gains (losses) on financial assets and liabilities (net)	(266)	1,875	859	(1,267)	(676)

Exchange differences (net)	844	(824)	(213)	1,045	686

Other operating income (expenses)	106	(110)	(53)	6	(107)

Total income	7,936	8,063	7,420	6,575	6,007

General expenses	(2,674)	(2,649)	(2,731)	(3,173)	(2,824)

Administrative expenses	(1,345)	(1,297)	(1,371)	(1,659)	(1,427)

Personnel expenses	(1,329)	(1,352)	(1,360)	(1,514)	(1,397)

Depreciation and amortization	(339)	(328)	(317)	(318)	(372)

Provisions (net)¹	(1,190)	(1,250)	(559)	(432)	(337)

Losses on assets (net)	(3,844)	(2,518)	(2,381)	(1,983)	(1,463)

Allowance for loan losses²	(3,008)	(2,467)	(2,360)	(1,920)	(1,457)

Other financial assets	(2)	(4)	0	1	0

Losses on other assets (net)	(834)	(47)	(21)	(64)	(6)

Net gains on disposal of assets	2,280	1,040	49	5	26

Gains/losses on disposal of assets not classified as non-current assets	2,272	1,097	47	(41)	36

Gains/losses on disposal of non-current assets held for sale	8	(57)	2	46	(10)

Net profit before tax	2,169	2,358	1,481	674	1,037

Income tax	(697)	(745)	(649)	232	(200)

Net profit	1,472	1,613	832	906	837

1) Includes provisions for legal and tax contingencies.
2) Includes recoveries of loans previously written off.

INVESTOR RELATIONS

Av. Juscelino Kubitschek, 2235 – 10th floor São Paulo – SP – Brazil – 04543-011 Tel. 55 11 3553-3300

Email: ri@santander.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 23, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President